ThredUp Inc.
969 Broadway Suite 200
Oakland, California 94607
VIA EDGAR
July 26, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:          Katherine Bagley, Staff Attorney
Donald E. Field
Re:       ThredUp Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-258168
Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ThredUp Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 28, 2021 at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Bradley C. Weber at (650) 752-3226. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley C. Weber.
Under separate cover, Goldman, Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.
Signature page follows.

If you have any questions regarding this request, please contact Bradley C. Weber of Goodwin Procter LLP at (650) 752-3226.

Sincerely,

THREDUP INC.

By:	/s/ Sean Sobers
Name: Sean Sobers
Title: Chief Financial Officer
cc:         James Reinhart, ThredUp Inc.
Alon Rotem, ThredUp Inc.
Caine Moss, Goodwin Procter LLP
Erica Kassman, Goodwin Procter LLP
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.
Signature page to Company Acceleration Request